Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-145845

November 20, 2009

etn+ long notes

etn+ long notes

what are the barclays etn+ notes?

barclays etn+ notes are senior, unsecured, unsubordinated debt securities issued by barclays bank plc (the issuer). they are designed to provide investors with a new way to access leveraged returns based on the performance or inverse performance of market benchmarks or strategies. the primary features of the barclays etn+ notes (the notes) are a leveraged return, a fixed maturity date, a stop-loss mechanism resulting in automatic early redemption, and an optional redemption feature for holders.

in addition, they are designed to provide investors with an alternative form of leveraged investment to leveraged exchange traded funds (etfs), which typically track a daily or monthly multiple of an index’s returns. instead, the barclays etn+ notes track a fixed multiple of the performance of the underlying index over the term of the notes, before the deduction of certain costs and fees1.

exchange traded notes (etns) are not equities, exchange traded funds or index funds, but they do share several characteristics. for example, like equities, they trade on an exchange and can be shorted. similar to an index fund, etns are linked to the return of a benchmark index. in addition to trading the etns on an exchange at a market price, investors may redeem the etns directly with the issuer at their intrinsic economic value, represented by a closing indicative note value (as discussed in the section “how do barclays etn+ long notes work?”). in order to redeem the etns directly with barclays bank plc, an order needs to be of a certain minimum size.

how are the returns of barclays etn+ notes calculated?

barclays etn+ notes are designed to provide investors with a leveraged return that is linked to the performance, or inverse performance, of a market benchmark less certain costs and fees.

where are they traded?

the barclays etn+ notes are listed on the arca platform at the new york stock exchange.

where is their value published?

an intraday indicative note value (“iinv”), which is meant to approximate the intrinsic economic value of each barclays etn+ note, is calculated on every index business day. nyse arca publishes its calculation of the iinv for each etn+ note every 15 seconds under the applicable ticker symbol2. additionally, a closing indicative note value (“cinv”) for each barclays etn+ note is calculated and published each day under the applicable ticker symbol. for a more complete description of how the iinv and cinv are calculated for each series of barclays etn+ notes, please see the applicable pricing supplement.

1 such fixed multiple may be different for investors who purchase notes after the issue date. see section “the participation” for more details.

2 the nyse arca’s calculation of the iinv is expected to be based on the formulae provided in the relevant prospectus for each note. the iinv calculation is provided to indicate whether the valuation of the etn has fallen to or below the pre-defined stop-loss trigger level only. it is not intended as a price or quotation, or as an offer or solicitation for the purchase, sale, redemption, or termination of the etns, nor does it reflect hedging or transaction costs,

credit considerations, market liquidity, or bid-offer spreads. published index levels from the sponsor of the index underlying the etns may occasionally be subject to delay or postponement. any such delays or postponements will affect the iinv of the etns. the underlying index levels do not necessarily reflect the depth and liquidity of the underlying market. for this reason and others, the actual trading price of each etns may be different from its iinv.

etn+ long notes

there are two types of barclays etn+ notes : “long” notes and “short” notes. barclays etn+ long notes enable investors to express a positive “bullish” market view by going “long” the underlying index in a leveraged manner without having to put up the entire price of the underlying index. alternatively, barclays etn+ short notes enable investors to express a negative “bearish” market view by going “short” the underlying index through a barclays etn+ short note. by shorting the underlying index, the barclays etn+ short note is still leveraged, but performs positively when there is a fall in the level of the underlying index.

how do barclays etn+ long notes work?

in order to understand how the barclays etn+ long notes work, it is important to understand certain key terms in the prospectus. the key terms behind each barclays etn+ long note are:

the closing indicative note • e value (cinv)

• the long index amount

• the financing level

• the intraday indicative note value (iinv)

• the stop-loss

• the participation

cinv (closing indicative note value):

the cinv for each barclays etn+ long note is calculated by taking the value of a notional long position in the index (the long index amount) and subtracting the value of a notional loan provided to finance the long position in the index (the financing level).

cinv = long index amount – financing level

long index amount

index

performance

issue price

x

fixed

multiple

closing

indicative

value

= x financing

level

-

the long index amount:

on the initial valuation date the long index amount equals the product of the issuance price per note times a fixed multiple (e.g., 3 times), which varies with each series of notes.

initial long index amount = issuance price per note x fixed multiple etn+ long notes

on each subsequent valuation date, the long index amount moves in tandem with the underlying index. the long index amount on any valuation date is equal to the initial long index amount, multiplied by a factor that divides the most recent closing level of the index by the closing level of the index on the initial valuation date.

long index amount = initial long index amount x (current index value ÷ initial index value)

financing level:

the financing level on the initial valuation date is set as the difference between the issue price per note and the initial long index amount.

initial financing level = initial long index amount—issuance price per note financing charges accrue and compound on a daily basis. the financing level on a general valuation date is equal to the initial financing level plus accrued financing charges.

financing level = initial financing level + accrued financing charges a basic explanation of the financing charges is given in the section: “costs” below.

investors should read in full the pricing supplement for each barclays etn+ long note, available through visiting www.barx-is.com for a more detailed description of the daily closing indicative value calculation, including the calculation of accrued financing charges.

the iinv (intraday indicative note value):

an iinv, which is meant to approximate the intrinsic economic value of each barclays etn+ note, is calculated on every index business day; nyse arca publishes its calculation of each iinv every 15 seconds.2 the iinv is calculated using the same formulae that are used to calculate the cinv, except that to calculate the iinv, the “long index amount” incorporates the latest intraday values for the underlying index instead of the closing value for that day.

the stop-loss:

in order to limit the potential losses to the issuer from extreme market movements, there will be an automatic redemption of any series of the long notes if, on any day prior to or on the final valuation date, the iinv is less than or equal to $10 per security. upon the occurrence of a stop-loss event, investors in that series of long notes will receive a redemption amount that will be significantly less than the issue price and will receive no greater than $10 per note. accordingly, you may lose some or all of your principal if you invest in the barclays etn+ long notes.

2 the nyse arca’s calculation of the iinv is expected to be based on the formulae provided in the relevant prospectus for each note. the iinv calculation is provided to indicate whether the valuation of the etn has fallen to or below the pre-defined stop-loss trigger level only. it is not intended as a price or quotation, or as an offer or solicitation for the purchase, sale, redemption, or termination of the etns, nor does it reflect hedging or transaction costs, credit considerations, market liquidity, or bid-offer spreads. published index levels from the sponsor of the index underlying the etns may occasionally be subject to delay or postponement. any such delays or postponements will affect the iinv of the etns. the underlying index levels do not necessarily reflect the depth and liquidity of the underlying market. for this reason and others, the actual trading price of each etns may be different from its iinv.

etn+ long notes

hypothetical example:

in this hypothetical example, assuming a barclays etn+ long note linked to the s&p 500® total return indexsm was issued and listed on october 20, 2003 with an initial index closing level of 1,518.97 and:

a fixed multiple of • f two,

• a principal amount per note of $100,

• an initial long index amount of $200, and

• an initial financing level of $100.

at the end of the trading day on january 20, 2006, the hypothetical etn+ notes had not been redeemed early due to a stop-loss event, the closing level of the index was 1,909.35 and the initial financing level of $100 had accrued $6.96 in financing charges.

the hypothetical cinv for the note on such trading day would be equal to $144.44, as per the following calculations:

long index amount = $200 x (1,909.35 ÷ 1,518.97) = $251.40

cinv = $251.40—$106.96 (long index amount—financing level including $6.96 financing charge)

at the end of the trading day on october 20, 2008 (the final valuation date), the hypothetical note had not been redeemed early due to a stop-loss event, the closing level of the index was 1,574.50 and the initial financing level of $100 had accrued $21.38 in financing charges.

the hypothetical cinv for the note on such trading day would be equal to $85.93, as per the following calculations:

long index amount = $200 x (1,574.50 / 1,518.97) = $207.31

cinv = $207.31—$121.38 (long index amount—financing level including $21.38 financing charge)

further hypothetical examples of the performance of each series of barclays etn+ long notes are provided in the applicable pricing supplement, available at www.barx-is.com.

ETN+ LONG NOTES

Hypothetical Note Lifecycle


Product Launch
Index = 1,518.97
200% of initial capital invested "long"
Index Factor = 100%
Financing Level $100
CINV $100
Long Index Amount $200
Mid-Life
Index = 1,909.35
Index Factor = 125.7%
Financing Charges of $6.96
Financing Level $106.96
CINV $144.44
Long Index Amount $251.40
Maturity
Index = 1,574.50
Index Factor = 103.7%
Expires at 5Yr maturity
Financing Level $121.38
CINV $85.93
Long Index Amount $207.31
2,500
2,250
2,000
1,750
1,500
1,250
2003
2004
2005
2006
2007
2008

The Participation

UNLIKE MANY COMMON LEVERAGED ETFS, THE BARCLAYS ETN+ LONG NOTES **do not track a fixed multiple of the daily performance of the underlying index**. Instead, on any given day the indicative value of the any series of Barclays ETN+ Long Notes will change by a multiple of index performance that is variable and depends, in part, on the then current intraday indicative value (IINV) of the Long Notes.

In order to allow investors to monitor the ratio of percentage daily changes in the IINV to daily index percentage returns, Thomson Reuters will calculate and publish every 15 seconds a "Participation" for each series of Barclays ETN+ Long Notes equal to the then current ratio of (1) the Long Index Amount relative to (2) the Intraday Indicative Note Value.[3]

[3] The participation value will be published solely for informational purposes. It is not intended to serve as a basis for determining a price or quotation for any series of Barclays ETN+ Notes, or as a basis for an offer or solicitation for the purchase, sale, redemption or termination of the Notes..

6

etn+ long notes

participation formula for barclays etn+ long notes:

participation = intraday long index amount ÷ iinv

the participation increases with negative index performance, and decreases with positive index performance:

if the index: effect on iinv and cinv effect on participation increases ? increases ? decreases ?

decreases ? decreases ? increases ?

participation for each note is published intraday to common data providers such as bloomberg,

and once per day to www.barx-is.com.

hypothetical changes in participation:

index gains 25$,

index loses 25$,

note gains 50$

note loses 50$,

participation = 3

case a

case b

financing

level

$100

cinv

$150

participation = 1.667

index loses 25$,

note gains 50$

note loses 50$,

etn+ long notes

hypothetical example related to participation:

a barclays etn+ long note might have an indicative value of $100, derived from a long index amount of $200 minus a financing level of $100.

for each 1% percentage change in the underlying index during the trading day, • , there will be a

$2 change in the long index amount and consequently a $2 change in the indicative value.

• since $2 is equal to 2% of $100, an investor that purchased the note at the indicative value of

$100 will see a 2% change in their indicative value for each subsequent 1% change in the value of the index.

• participation at this point is 2.

example 1–case a

if the index increased by 25% during the trading day (case a above), the same note would have a

$150 value, a $100 financing level and a long index amount of $250.

• the note will still gain or lose $2 for each $2 gain or loss in the long index amount. however,

1% of the new long index amount of $250 is now equal to $2.50.

• since $2.50 is equal to 1.67% of $150, in this hypothetical example, an investor that purchased the note at the indicative value of $150 would observe a 1.67% short term gain or loss for each subsequent 1% increase or decrease in the value of the index.

• participation is now 1.67.

example 2–case b

the index decreased by 25% during the trading day (case b above), the same note would have a

$50 value, a $100 financing level and a long index amount of $150.

• the note will still gain or lose $2 for each $2 gain or loss in the long index amount. however,

1% of the new long index amount of $150 is now equal to $1.50

• since $1.50 is equal to 3% of $50, in this hypothetical example, an investor that purchased the note at the indicative value of $50 would observe a 3% short term gain or loss for each subsequent 1% increase or decrease in the value of the index.

• participation is now 3.

who may be suitable to invest in barclays etn+ notes?

the barclays etn+ notes have been designed in order to provide transparent investment solutions to investors who:

• have a strong directional view of the market, and specifically of the performance of the index;

• are prepared to assume the relevant costs and fees associated with the notes;

• understand the risk factors described in the applicable pricing supplement and accompanying prospectus supplement;

• understand how leverage can effect the returns of investments.

etn+ long notes

the barclays etn+ notes may not be a suitable investment for investors who:

are not willing to be exposed to a leveraged investment in general or to a leveraged investment linked to the relevant index in particular;

• are not prepared to assume the relevant costs and fees associated with the notes;

• are seeking a guaranteed minimum return on their investment or current income from their investment;

• do not understand how leverage can effect the returns of investments.

costs

as the barclays etn+ long notes seek to replicate a long investment in the index, certain charges and fees are built into the calculation of the cinv and the iinv.

for barclays etn+ long notes, the cinv and the iinv are reduced by “accrued financing charges”, which seek to represent the amount of interest that leveraged investors applying a

“long” investment strategy might have otherwise incurred if they sought to borrow funds at a similar rate from a third party lender.

unlike most funds or etfs, the barclays etn+ long notes do not charge a fixed fee on the value of each security; instead they charge an annualized fee based on notional borrowing (the financing level) underlying each security. the financing level will vary according to short term us treasury bill interest rates and the fixed fee (together, the “financing rate”), and will not in general move in tandem with the underlying index or the iinv or cinv. therefore, under certain circumstances and in particular in the case of barclays etn+ long notes where the financing level is a high multiple of cinv, the financing charge may represent a significant percentage of the cinv.

for full details of the accrued financing charges for the barclays etn+ long notes, and hypothetical examples as to how these can affect the performance of the notes, investors should consult the applicable pricing supplement.

etn+ long notes

an investment in barclays etn+ notes involves risks, including possible loss of principal. for a description of the main risks see “risk factors” in the applicable prospectus supplement and pricing supplement.

barclays bank plc has filed a registration statement (including a prospectus and a prospectus supplement) with the u.s. securities and exchange commission (“sec”) for the offering to which this communication relates. before you invest, you should read the prospectus, prospectus supplement, pricing supplement and other documents barclays bank plc has filed with the sec for more complete information about barclays bank plc and this offering. you may get these documents and other documents barclays bank plc has filed for free by visiting edgar on the sec website at

www.sec.gov. alternatively, barclays bank plc or any agent or dealer participating in this offering will arrange to send you the prospectus, if you request it by calling your barclays bank plc sales representative, such dealer or +1 212 227 2275

(extension 3430). a copy of the prospectus may be obtained from barclays capital, inc., 745 seventh avenue —attn:

us invsol support, new york, ny 10019.

barclays etn+ notes (the securities) are unsecured debt obligations of barclays bank plc (the issuer) and are not secured debt. the securities are riskier than ordinary unsecured debt securities and have no principal protection.

risks of investing in the securities include limited portfolio diversification, trade price fluctuations, uncertain principal repayment,

and illiquidity. investing in the securities is not equivalent to direct investment in the index or in the index components. the accrued financing charges or accrued fees, as the case may be, will reduce the amount of your return at maturity or upon optional redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon optional redemption of your securities even if the value of the index has increased, in the case of barclays etn+ long notes, or decreased, in the case of barclays etn+ short notes. barclays etn+ notes may not be suitable for all investors.

the securities may be sold throughout the day on the exchange through any brokerage account. there are restrictions on the minimum number of securities you may redeem directly with the issuer as specified in the applicable pricing supplement.

commissions may apply and there are tax consequences in the event of sale, redemption or maturity of securities. sales in the secondary market may result in significant losses.

“standard & poor’s®”, “s&p®”, “s&p 500®”, “500” and “s&p 500® total return indexsm” are trademarks and service marks of the mcgraw-hill companies, inc., and have been licensed for use by barclays bank plc. the securities are not sponsored, endorsed,

sold or promoted by s&p and s&p makes no representation regarding the advisability of investing in the securities.

© 2009, barclays bank plc. all rights reserved. all other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners.

not fdic insured • no bank guarantee • may lose value

for more information please contact us at:

phone: +1 212 528 7198

email: solutionsalesamericas@barcap.com

or visit us at barx-is.com